UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 4)

Raptor Pharmaceutical Corp.

(Name of Subject Company)

Misneach Corporation

(Name of Offeror)

An Indirect Wholly-Owned Subsidiary of

Horizon Pharma Public Limited Company

(Name of Offerors)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, par value $0.001 per share

(Title of Class of Securities)

75382F106

(CUSIP Number of Class of Securities)

Timothy P. Walbert

Chairman, President and Chief Executive Officer

Horizon Pharma plc

Connaught House, 1st Floor

1 Burlington Road

Dublin 4, D04 C5Y6, Ireland

011-353-1-772-2100

Copies to:

Barbara Borden

Kay Chandler

Cooley LLP

4401 Eastgate Mall

San Diego, California 92121

(858) 550-6000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$833,256,991.80	$83,908.98

*	The transaction valuation was calculated by adding (i) 85,734,327 outstanding shares of common stock of Raptor Pharmaceutical Corp. (“Raptor”), par value $0.001 per share (the “Shares”), multiplied by the offer price of $9.00 per Share, (ii) 5,641,676 Shares issuable pursuant to outstanding options with an exercise price less than the offer price of $9.00 per Share, multiplied by $4.05, which is the offer price of $9.00 per Share minus the weighted average exercise price for such options of $4.95 per Share, (iii) 786,654 Shares subject to issuance pursuant to outstanding restricted stock unit awards to acquire Shares, multiplied by the offer price of $9.00 per Share, (iv) 95,804 Shares estimated to be issuable under the employee stock purchase plan, multiplied by the offer price of $9.00 per Share, and (v) 3,428,571 Shares issuable upon the conversion of convertible notes, multiplied by the offer price of $9.00 per Share. The calculation of the filing fee is based on information provided by Raptor as of September 21, 2016.
**	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for fiscal year 2016, issued August 27, 2015 by multiplying the transaction value by .0001007.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $83,908.98	Filing Party: Horizon Pharma Public Limited Company and Misneach Corporation
Form or Registration No.: Schedule TO	Date Filed: September 26, 2016

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

This Amendment No. 4 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (as amended and together with any subsequent amendments and supplements thereto, the “Schedule TO”), filed with the Securities and Exchange Commission on September 26, 2016 by Misneach Corporation, a Delaware corporation (“Purchaser”) and an indirect wholly owned subsidiary of Horizon Pharma plc, a public limited company organized under the laws of Ireland. The Schedule TO relates to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value $0.001 per share, of Raptor Pharmaceutical Corp., a Delaware corporation, at a price of $9.00 per Share, net to the holder thereof, in cash, without interest thereon (less any required withholding taxes), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 26, 2016 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and the related letter of transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal”), copies of which are attached hereto as Exhibits (a)(1)(i) and (a)(1)(ii), respectively.

The information in the Offer to Purchase and the Letter of Transmittal is incorporated in this Amendment by reference to all of the applicable items in the Schedule TO, except that such information is amended and supplemented to the extent specifically provided in this Amendment. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Offer to Purchase or in the Schedule TO.

Amendments to the Offer to Purchase

Summary Term Sheet

The first sentence of the second paragraph of the fifth question in the Summary Term Sheet in the Offer to Purchase under the heading “Do you have the financial resources to pay for the Shares?” is amended and restated to read as follows:

“In lieu of borrowing the entire amount committed under the Debt Commitment Letter, HPI and Horizon Pharma USA, Inc., an indirect wholly owned subsidiary of Parent (together with HPI, the “Issuers”), expect to (i) issue $300.0 million principal amount of 8.750% senior notes due 2024 (the “Senior Notes”) in a private placement to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”), and (ii) borrow up to $375.0 million principal amount of Incremental Loans in accordance with the Debt Commitment Letter (collectively, the “Debt Financings”), in each case, substantially concurrently with the closing of the Merger.”

Item 7.	Source and Amount of Funds or Other Consideration.

Item 7 of the Schedule TO and Section 9 “Source and Amount of Funds” of the Offer to Purchase are amended and supplemented by:

(a) Replacing the first sentence of the third paragraph under the heading “Senior Notes due 2024”, following the subheading “Interest Rate.” with the following:

“The Senior Notes, if and when issued, will accrue interest at an annual rate of 8.750% payable semiannually in arrears on May 1 and November 1 of each year, beginning on May 1, 2017.”

(b) Replacing the fourth sentence of the fourth paragraph under the heading “Senior Notes due 2024”, following the subheading “Redemption.” with the following:

“The Issuers also expect that, prior to November 1, 2019, up to 35% of the aggregate principal amount of the Senior Notes will be redeemable at a redemption price equal to 108.750% of the aggregate principal amount of the Senior Notes, plus accrued and unpaid interest, with the net proceeds of certain equity offerings; provided that: (i) at least 65% of the aggregate principal amount of notes originally issued under the indenture governing the Senior Notes (excluding notes held by the parent and its subsidiaries) remains outstanding immediately after the occurrence of such redemption; and (ii) the redemption occurs with 180 days of the date of closing such equity offering.”

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: October 20, 2016

Misneach Corporation

By:	/s/ Timothy P. Walbert
	Name:	Timothy P. Walbert
	Title:	President and Chief Executive Officer

Horizon Pharma plc

By:	/s/ Timothy P. Walbert
	Name:	Timothy P. Walbert
	Title:	Chairman, President and Chief Executive Officer

Item 12.	Exhibits.

Exhibit No.	Description

(a)(1)(i)	Offer to Purchase, dated as of September 26, 2016*

(a)(1)(ii)	Form of Letter of Transmittal (including Internal Revenue Service Form W-9)*

(a)(1)(iii)	Form of Notice of Guaranteed Delivery*

(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(vi)	Summary Advertisement, as published in The New York Times on September 26, 2016*

(a)(5)(i)	Joint Press Release issued by Parent, dated September 12, 2016 (incorporated by reference to the Current Report on Form 8-K filed by Parent on September 12, 2016)*

(b)(i)	Amended and Restated Commitment Letter, dated September 16, 2016, by and among Horizon Pharma, Inc., Bank of America, N.A., JPMorgan Chase Bank, N.A., Jefferies Finance LLC, Citigroup Global Markets, Inc., Cowen and Company, LLC and Cowen Structured Holdings, Inc.*

(c)	Not applicable

(d)(1)	Agreement and Plan of Merger, dated as of September 12, 2016, by and among Parent, Purchaser and Raptor (incorporated by reference to the Current Report on Form 8-K filed by Parent on September 12, 2016)*

(d)(2)	Form of Tender and Support Agreement, dated as of September 12, 2016, by and among Parent, Purchaser and certain stockholders of Raptor (incorporated by reference to the Current Report on Form 8-K filed by Parent on September 12, 2016)*

(d)(3)	Confidentiality Agreement, dated as of June 6, 2016, by and between Parent and Raptor*

(e)	Not applicable

(f)	Not applicable

(g)	Not applicable

(h)	Not applicable

*	Previously filed.